Oxford Glycosciences PLC
26 September 2002

For further information please contact:

Oxford GlycoSciences Plc
David Ebsworth, Ph.D, Chief Executive Officer
Tel: +44 (0) 1235 208000
Website: www.ogs.com

Financial Dynamics
UK Media and Investors
Tim Spratt / Melanie Toyne Sewell
Tel: +44 (0) 20 7831 3113

US Media and Investors
Leslie Wolf-Creutzfeldt / Deborah ArdernJones
Tel: +1 212 850 5600
For Immediate Release



                            Oxford GlycoSciences Plc
                                 BOARD CHANGES

Oxford, UK, 26 September 2002:  Oxford GlycoSciences Plc (LSE: OGS.L,
NASDAQ: OGSI) announced today the appointment of Denis Mulhall ACMA, MBA as Chief Financial Officer and Finance Director. He will join the Company and Board with immediate effect.

Denis, 51, was previously Chief Financial Officer of Metzeler Automotive Profile Systems, a 1 billion euro revenue company which designs and manufactures components for the major OEM's on a world wide basis. Prior to joining Metzeler, Denis was the Chief Financial Officer and then
Chief Operating Officer of Berisford Plc. Denis joined Berisford in 1993 when it was a loss making shell company. The company was developed into a FTSE 250 group through the acquisition and rationalisation of businesses in the US, UK and Europe.

Commenting on the appointment, David Ebsworth, Ph.D., who joined Oxford GlycoSciences as Chief Executive on 1 July, said: 'Denis brings considerable financial and management experience to Oxford GlycoSciences at an important stage of the Company's development. He has an international background of reorganising and refocusing companies, in addition to undertaking transactions. This is a skill set which we expect will be of considerable benefit to the Group.'

Kirk Raab, Chairman of Oxford GlycoSciences Plc, added: 'I believe Denis will be an important member of David's team and an excellent addition to our strong Board of Directors.'

Stephen Parker has resigned from the Company's Board of Directors with immediate effect, in order to pursue other interests. The Board thanks Stephen for his contribution and wishes him well for the future.

In accordance with paragraph 16.4 of the Listing Rules, no further details regarding Mr. Mulhall are required to be disclosed under paragraph 6.F.2(b) to (g). Mr. Mulhall is a non-executive director of RingProp plc.